State Farm Mutual Funds One State Farm Plaza, B-2 Bloomington, IL 61710-0001

State Farm VP Management Corp.

June 21, 2018

Dear Customer,

Earlier this month, we told shareholders about our efforts to enhance their investment options and agents’ ability to help them meet their investment planning goals. An important step was the recommended merger of State Farm® mutual funds with BlackRock® funds. Once approved by shareholders, we expect the merger to happen in mid-November.

Here are additional plans you should know about:

•	Also in mid-November, authorized State Farm registered representative agents will be able to service your business retirement plan.
•

In September, Ascensus will begin performing recordkeeping services on behalf of State Farm for your Simplified Employee Pension (SEP) plan or Savings Incentive Match Plan for Employees (SIMPLE). Their enhanced platform functionality and dedicated service team will make it easier for you to administer your plan.

There is nothing you or your participants need to do now. Details are below and in the enclosed Q&A. Ascensus will send you and plan participants more information in July and August. In the meantime, you’re welcome to use the information in this letter and the Q&A to let your plan participants know about the transition, and that they’ll receive more information soon.

Ascensus specializes in recordkeeping, administrative and program management services, supporting over 60,000 retirement plans and 4+ million 529 college savings accounts. The transition to Ascensus offers you these important benefits:

•	Flexibility – Support for all payroll, custodial, payment and tax reporting.
•	Transparency – Straightforward fees based on fund selection and account balance.
•	Expertise – with more than 35 years of experience, Ascensus will partner with authorized State Farm registered representative agents to offer solutions that meet your needs.
•	Technology – web-based employer funding options allow automatic ACH contributions, compatible with third-party payroll companies.

Watch your mail for more information about the September transition, the November fund merger, and how an agent can help you once these are complete.

Questions? Please view the enclosed Q&A document or contact one of our customer care representatives at 833-471-2687, Monday through Friday, from 8 a.m. to 6 p.m. CT.

Thank you for being a State Farm customer. We appreciate your business!

Sincerely,

Lisa E. Stewart

Vice President – Life/Health & Mutual Funds

Neither State Farm nor its agents provide tax or legal advice.

State Farm VP Management Corp. is a separate entity from those State Farm entities that provide banking and insurance products. Before investing, consider the funds’ investment objectives, risks, charges and expenses. Contact State Farm VP Management Corp (800-447-4930) for a prospectus or summary prospectus containing this and other information. Read it carefully. AP2018/06/0726

Ascensus provides recordkeeping and administrative services for retirement plans offered by State Farm Investment Management Corp.

BlackRock mutual funds are distributed by BlackRock Investments, LLC (together with its affiliates, “BlackRock”). State Farm VP Management Corp. and its affiliates are not affiliated with BlackRock.

State Farm VP Management Corp. One State Farm Plaza, B-2 Bloomington, IL 61710-0001

State Farm VP Management Corp.

July 19, 2018

Dear Customer,

In June, we shared with you our efforts to enhance your investment options and State Farm® agents’ ability to help you meet your investment planning goals. We’ve taken an important step by recommending a merger of State Farm mutual funds with BlackRock® funds. Once approved by fund shareholders, we expect the merger to happen during the weekend of November 16 through 18.

Also in mid-November, we’ll form a relationship with RBC Correspondent Services* (RBC) that expands both the services we provide and the variety of mutual funds available to you. State Farm accounts will become RBC brokerage accounts holding the merged BlackRock funds.

With this change, an authorized State Farm registered representative agent can service your account(s) and offer new funds on the RBC platform. RBC will provide services such as recordkeeping, executing transactions, and issuing statements.

What you need to do now

We need your consent by September 7 to transfer your account(s) to the RBC brokerage platform, which will allow a State Farm agent to service your account(s).

•	We need your consent for each account you own. You may choose from three options to give your consent:
¡	Give your consent online at www.proxy-direct.com.
¡	Call toll-free at 866-298-8476.
¡	Mark the consent box on each Transfer Instruction Form enclosed, then sign, date and return in the enclosed envelope.
•	If we don’t receive your consent by September 7, your account(s) will move to BlackRock on November 19.
¡	Unlike accounts that move to the RBC platform, BlackRock account(s) cannot be serviced by a State Farm agent.
¡	You will need to self-service your BlackRock account(s).

Please review the consent form(s) and the other materials in this packet:

•	A Q&A with details about the transfer of accounts to RBC, including exceptions.
•	A disclosure booklet from RBC, including a Customer’s Agreement, Electronic Fund Transfers Agreement, and a Fee Schedule.
•	A Customer Account Agreement from State Farm.

Depending on the type and number of accounts you own, you may receive more than one packet similar to this, or a packet with more than one consent form that needs your attention. Read and consider each packet thoroughly.

Summing up what’s planned for mid-November

•	State Farm mutual funds will merge with BlackRock funds.
•	With your consent, your account(s) will transfer to the RBC brokerage platform.
•	State Farm agents can service your account(s) on the RBC platform.
•	State Farm agents can offer you new funds on the RBC platform.

You’ll receive more communications from State Farm and RBC before and after the transfer to ensure a smooth transition.

Questions? Please review the enclosed documents, or contact one of our customer care representatives at 888-916-1750, Monday through Friday from 8 a.m. to 10 p.m. CT, and Saturday from 11 a.m. to 5 p.m. CT.

Thank you for being a State Farm customer. We appreciate your business!

Sincerely,

Lisa E. Stewart

Vice President – Life/Health & Mutual Funds

*RBC Correspondent Services is a division of RBC Capital Markets, LLC.

Neither State Farm nor its agents provide tax or legal advice. If you have questions about your potential tax consequences, you may wish to consult with your tax advisor.

Before investing, consider the funds’ investment objectives, risks, charges and expenses. Contact State Farm VP Management Corp (800-447-4930) for a prospectus or summary prospectus containing this and other information. Read it carefully. AP2018/06/0814.

Securities, insurance and annuity products are not FDIC insured, are not bank guaranteed, and are subject to investment risk, including possible loss of principal.

BlackRock mutual funds are distributed by BlackRock Investments, LLC (together with its affiliates, “BlackRock”). State Farm VP Management Corp. and its affiliates are not affiliated with BlackRock.

RBC Capital Markets, LLC, is a member of NYSE/SIPC/FINRA.

SFVPMC is a separate entity from Capital Research and Management Company (CRMC) which is the investment adviser for the American Funds.

Questions & Answers

Q.	How will having a brokerage account with RBC Correspondent Services* (RBC) benefit me? Why did State Farm choose RBC?
A.

Today State Farm offers funds from one fund family. Moving accounts to the RBC platform will allow us to offer a larger variety of mutual fund options, from more than one fund family. On the RBC platform we’ll initially offer more than 140 investment options from BlackRock and American Funds®, and we’ll be able to add more funds from those firms and other fund families.

RBC is one of the nation’s largest full service brokerage firms and provides clearing and custody services for more than 100 other organizations across the U.S.

Q.	If I’m okay with my account(s) moving to RBC, do I need to take any action right now?
A.	Yes. We need your consent by September 7 to transfer your account(s) to the RBC brokerage platform, which will allow a State Farm agent to service your account(s).
•	We need your consent for each account you own. You may choose from three options to give your consent:
¡	Give your consent online at www.proxy-direct.com.
¡	Call toll-free at 866-298-8476.
¡	Mark the consent box on each Transfer Instruction Form enclosed, then sign, date and return in the enclosed envelope.
•	If we don’t receive your consent by September 7, and you don’t transfer your account(s) to another financial institution, your account(s) will move to BlackRock on November 19.
¡	Unlike accounts that move to the RBC platform, BlackRock account(s) cannot be serviced by a State Farm agent.
¡	You would need to self-service those account(s) through BlackRock

Review this Q&A, the consent form(s) and the other materials in this packet:

•	A Customer’s Agreement from RBC and a Customer Account Agreement from State Farm that outline the terms and conditions of your relationship with each organization.
•	An Electronic Fund Transfers (EFT) Agreement that provides information on how RBC processes EFT/ ACH transactions.
•	A Fee Schedule with information on the fees associated with your account(s).

Q.	If I don’t want my account(s) to move to either RBC or BlackRock, what are my options?
A.	If you do not want your account(s) to move to RBC, you can:
•	Do nothing, and your account(s) will move to BlackRock on November 19 and cannot be serviced by a State Farm agent.

If you do not want your account(s) to move to either RBC or BlackRock, you can:

•	Notify us by September 7 to give us time to process your request before the transfer to RBC. We’ll redeem your shares and return the cash value to you, less any applicable income tax withholding.
¡	Write to State Farm Mutual Funds, P.O. Box 219548, Kansas City, MO, 64121-9548.
¡	Call us at 800-447-4930.
¡	Log in at statefarm.com .

Q.	How will my State Farm account(s) change if I give my consent to move to RBC?
A.	If we receive your consent by September 7, your State Farm account(s) will become an RBC brokerage account(s) on November 19. Also planned for mid-November:
•	An authorized State Farm registered representative agent can help you with all aspects of your account(s) (purchases, exchanges and redemptions).
•	RBC will provide administrative services such as recordkeeping, executing transactions and issuing statements.
•	Pending shareholder approval of the fund merger, you will become invested in BlackRock mutual funds.

Q.	If I don’t give my consent to move to RBC, will I still have a State Farm account?
A.

No. If we do not receive your consent by September 7 to transfer your account(s) to RBC, your State Farm account(s) will be transferred to BlackRock on November 19. Your account(s) will become a BlackRock account(s) invested in BlackRock funds, and starting November 19, you would self-service your account(s) through BlackRock.

Q.	Will all accounts move to RBC?
A.	There is an exception. Shares will be redeemed and the cash value, less any applicable income tax withholding, returned to the owner by check if:
•

The account value is less than $1,000 at market close on September 5 (3 p.m. CT). Because of the cost of maintaining smaller accounts, State Farm put in place a $1,000 minimum, as described in the May 1 State Farm Mutual Fund Trust prospectus.

Q.	Will my account service options (e.g. EFT/ACH, automatic investment plan, systematic withdrawal plan) transfer to RBC?
A.

In most cases those services will automatically transfer – we’ll notify you if we need additional information. Between now and the mid-November account transfer, you’ll receive more information from RBC, including a confirmation of your account services.

Q.	When will I receive my first statement from RBC?
A.

After the account transfer, you’ll receive a closing account statement from State Farm for the period ending November 16. In early December, you’ll receive an opening account statement from RBC for the period beginning November 17.

Q.	I have dividends automatically reinvested from one account into another. Will that still be available?
A.

No. The ability to automatically reinvest dividends from one account into another will be discontinued because the RBC platform does not offer it. This means that when dividends are issued, they will not be automatically reinvested between or across accounts. When you receive cash dividends, you may then reinvest as you choose, including within the same account or into another account.

However, for customers who have elected to reinvest dividends automatically within the same account, that program will continue.

Q.	Why am I receiving so much information from State Farm?
A.

We know you have a busy life, so we try to send as few communications as possible. A change of this type is a large initiative with several parts spread over several months. We are keeping you informed at each step.

Also, if you own other products impacted by these changes, you may also receive communications about those so that we ensure the correct information reaches each product owner.

*RBC Correspondent Services is a division of RBC Capital Markets, LLC.

State Farm VP Management Corp. One State Farm Plaza, B-2 Bloomington, IL 61710-0001

State Farm VP Management Corp.

August 10, 2018

Dear Customer,

In June, we shared with you our efforts to enhance your investment options and State Farm® agents’ ability to help you meet your investment planning goals. We’ve taken an important step by recommending a merger of State Farm mutual funds with BlackRock® funds. Once approved by fund shareholders, we expect the merger to happen during the weekend of November 16 through 18.

Also in mid-November, we’ll form a relationship with RBC Correspondent Services* (RBC) that will expand both the services we provide and the variety of mutual funds available to you. State Farm accounts will become RBC brokerage accounts holding the merged BlackRock funds.

With this change, an authorized State Farm registered representative agent will service your account(s) and offer new funds on the RBC platform. RBC will provide services such as recordkeeping, executing transactions, and issuing statements. Effective November 16, State Farm Bank® will resign as custodian of your retirement account(s) and RBC Capital Markets will be appointed as the new custodian.

If you’re okay with this change, there’s nothing you need to do.

If you do not want your account(s) to be moved to the RBC brokerage platform:

•

You may transfer or roll over your account(s) from the current custodian, State Farm Bank, to another custodian. To allow time to complete the transfer or rollover, you should initiate that process with the other custodian as soon as possible. There may be income tax withholding and certain timing and eligibility requirements on a rollover.

•	Or, before November 16 you may close your account(s). Notify us and we’ll redeem your shares and return the cash value to you, less any applicable income tax withholding.

Please review the materials in this packet:

•	A Q&A with details about the transfer of accounts to RBC, including exceptions.
•	A notice from State Farm Bank, resigning as custodian of your retirement account(s) effective November 16.
•	A disclosure booklet from RBC including a Customer’s Agreement, IRA Agreement and Disclosure Statement, Electronic Fund Transfers Agreement, and a Fee Schedule.

Depending on the type and number of accounts you own, you may receive more than one packet similar to this. Read and consider each packet thoroughly.

Summing up what’s planned for mid-November:

•	State Farm mutual funds will merge with BlackRock funds.
•	Your account(s) will transfer to the RBC brokerage platform.
•	State Farm agents can service your account(s) on the RBC platform.
•	State Farm agents can offer you new funds on the RBC platform.

You’ll receive more communications from State Farm and RBC before and after the transfer to ensure a smooth transition.

Questions? Please review the enclosed documents, or contact one of our customer care representatives at 888-916-1750, Monday through Friday from 8 a.m. to 10 p.m. CT, and Saturday from 11 a.m. to 5 p.m. CT.

Thank you for being a State Farm customer. We appreciate your business!

Sincerely,

Lisa E. Stewart

Vice President – Life/Health & Investment Planning Services

*RBC Correspondent Services is a division of RBC Capital Markets, LLC.

Neither State Farm nor its agents provide tax or legal advice. If you have questions about your potential tax consequences, you may wish to consult with your tax advisor. Before investing, consider the funds’ investment objectives, risks, charges and expenses. Contact State Farm VP Management Corp (800-447-4930) for a prospectus or summary prospectus containing this and other information. Read it carefully. AP2018/06/0813. Securities, insurance and annuity products are not FDIC insured, are not bank guaranteed, and are subject to investment risk, including possible loss of principal.

BlackRock mutual funds are distributed by BlackRock Investments, LLC (together with its affiliates, “BlackRock”). State Farm VP Management Corp. and its affiliates are not affiliated with BlackRock. SFVPMC is a separate entity from Capital Research and Management Company (CRMC) which is the investment adviser for the American Funds. RBC Capital Markets, LLC, is a member of NYSE/SIPC/FINRA.

The BlackRock mutual funds acquiring the State Farm mutual funds will file with the U.S. Securities and Exchange Commission (SEC) a combined prospectus/proxy statement (Form N-14), which will be distributed to investors and which will describe the terms of the proposed fund mergers. You are urged to read the Form N-14 carefully when it is effective and available because it will contain important information. Materials filed with the SEC can be reviewed and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549 or downloaded from the SEC’s website at www.sec.gov. The combined prospectus/proxy statement when effective also will be available for free by contacting State Farm Investment Management Corp. at 800-447-4930.

Questions & Answers

Q.	How will having a brokerage account with RBC Correspondent Services* (RBC) benefit me? Why did State Farm choose RBC?
A.

Today State Farm offers funds from one fund family. Moving accounts to the RBC platform will allow us to offer a larger variety of mutual fund options, from more than one fund family. On the RBC platform we’ll initially offer more than 140 investment options from BlackRock and American Funds®, and we’ll be able to add more funds from those firms and other fund families.

RBC is one of the nation’s largest full service brokerage firms and provides clearing and custody services for more than 100 other organizations across the U.S.

Q.	If I’m okay with my retirement account(s) moving to RBC, do I need to take any action?
A.

No. The transfer of your account(s) will occur automatically in mid-November. In the meantime, please read through this Q&A and review the other materials in this packet so you’re fully informed about the transfer of your retirement account(s) to the RBC platform:

•	An IRA Custodian Resignation notice – State Farm Bank is resigning as custodian of your retirement account(s), and must give notice to you as our customer.
•	A Customer’s Agreement that outlines the terms and conditions of your relationship with RBC.
•

An IRA Agreement and Disclosure Statement outlining the terms and conditions of your relationship with RBC Capital Markets, which will become the new custodian of your retirement account(s). This IRA Agreement and Disclosure Statement will take the place of your existing State Farm Mutual Funds Custodial Agreement and Disclosure Statement upon the transfer of your account(s) to RBC.

•	An Electronic Fund Transfers (EFT) Agreement that provides information on how RBC processes EFT/ACH transactions.
•	A Fee Schedule with information on the potential fees associated with your account(s).
¡

The actual fees charged will depend on your account activity. For example, the annual “account pledge” fee of $200 is applied only when customers pledge their mutual fund assets as collateral for a loan.

Note that if you also own a non-tax qualified account(s), we need your consent to move that account(s) to RBC. In order to provide your consent, please refer to the instructions in the separate communication(s) you received for that account(s).

Q.	If I don’t want my account(s) to move to RBC and be serviced by a State Farm agent, do I need to take any action?
A.	Yes. If you do not want your account(s) to move to RBC:
•

You may transfer or roll over your account(s) from the current custodian, State Farm Bank, to another custodian. To allow time to complete the transfer or rollover, you should initiate that process with the other custodian as soon as possible. There may be income tax withholding and certain timing and eligibility requirements on a rollover.

•	Or, before November 16 you may close your account(s). Notify us and we’ll redeem your shares and return the cash value to you, less any applicable income tax withholding.
¡	Write to: State Farm Mutual Funds, P.O. Box 219548, Kansas City, MO, 64121-9548.
¡	Call us at 800-447-4930.
¡	Log in at statefarm.com.
¡	You may have to pay additional taxes if you take an early distribution. Consult with your tax advisor.

Q.	How will my account(s) change after the transfer to RBC?
A.	At the time of the transfer, your State Farm retirement account(s) will become an RBC account(s). Also planned for mid-November:
•	An authorized State Farm registered representative agent can help you with all aspects of your account (purchases, exchanges and redemptions).
•	RBC will provide services such as recordkeeping, executing transactions and issuing statements.
•	Pending shareholder approval of the fund merger, you will become invested in BlackRock mutual funds.

Q.	Will all individual retirement accounts transfer to RBC?
A.	There is an exception. Shares will be redeemed and the cash value, less any applicable income tax withholding, returned to the account owner by check if:
•

The account value is less than $1,000 as of market close on September 5 (3 p.m. CT). Because of the cost of maintaining smaller accounts, State Farm put in place a $1,000 minimum, as described in the May 1 Mutual Fund Trust prospectus.

Account owners may have to pay additional taxes if they take an early distribution. Consult with a tax advisor.

Q.	Will my account service options (e.g. ACH, automatic investment plan, systematic withdrawal plan) transfer to RBC?
A.

In most cases those services will automatically transfer – we’ll notify you if we need additional information. Between now and the mid-November transfer, you’ll receive more information from RBC, including a confirmation of your account services.

Q.	When will I receive my first statement from RBC?
A.

After the transfer, you’ll receive a closing account statement from State Farm for the period ending November 16. In early December, you’ll receive an opening account statement from RBC for the period beginning November 17.

Q.	I have dividends automatically reinvested from one account into another. Will that still be available?
A.

No. The ability to automatically reinvest dividends from one account into another will be discontinued because the RBC platform does not offer it. This means that when dividends are issued, they will not be automatically reinvested between or across accounts. When you receive cash dividends, you may then reinvest as you choose, including within the same account or into another account.

However, for customers who have elected to reinvest dividends automatically within the same account, that program will continue.

Q.	What mutual funds will my account(s) be invested in after the transfer?
A.

Planned to occur the same weekend (November 16 through 18) as the transfer, your State Farm mutual funds will merge with corresponding BlackRock funds. At that time, through your RBC account(s), you’ll be invested in a BlackRock mutual fund(s) that is similar to the State Farm mutual fund(s) you are invested in today.

For more information about the BlackRock funds you’ll be invested in:

•	Refer to the proxy materials State Farm is providing in a separate mailing. You can expect that communication to arrive soon, if it hasn’t already.
•	Alternatively, you can view the proxy material online at statefarm.com/shareholder-proxy .

Q.	Why am I receiving so much information from State Farm?
A.

We know you have a busy life, so we try to send as few communications as possible. A change of this type is a large initiative with several parts spread over several months. We are keeping you informed at each step.

Also, if you own other products impacted by these changes, you may also receive communications about those so that we ensure the correct information reaches each product owner.

*RBC Correspondent Services is a division of RBC Capital Markets, LLC.

State Farm VP Management Corp.
One State Farm Plaza, B-2
Bloomington, IL 61710-0001

State Farm VP Management Corp.

August 17, 2018

Dear Customer,

This summer you’ve heard from State Farm® and Ascensus about upcoming changes to your State Farm SEP plan. Over the weekend of September 14 through 16, recordkeeping services will transfer to Ascensus, and in November, more investment options will be available following a planned merger of State Farm funds with BlackRock® funds.

In case you misplaced the previous communications, here are details of the changes to come:

•	While Ascensus will perform recordkeeping services, your SEP will still be a State Farm plan and your participants will still have State Farm IRAs.
•	You won’t pay any fees at the plan level. Plan participants will pay a $70 annual fee. We believe this flat fee will serve customers’ long-term investment interests better than an asset-based fee.
•	You’ll receive even more support, including a dedicated IRA Service Team at Ascensus, an easy-to-use sponsor web site with additional functionality, and a brand new participant web site.
•

After the fund merger occurs the weekend of November 16 through 18, we’ll make additional BlackRock funds available to your plan. We’ve enclosed a list of these new funds and additional resources for you to learn more about their underlying investments, fees and expenses.

If you are okay with the changes we outlined, there’s nothing you need to do. If you are not okay with the changes:

•

Before September 14, you may move your plan from State Farm to another financial institution. To allow time to complete that move, you should initiate that process with the other provider as soon as possible.

•	If you don’t move your plan before September 14, we’ll make these recordkeeping and investment option changes to your plan.

Questions? Contact one of our customer care representatives at 800-447-4930, Monday through Friday, from 8 a.m. to 5 p.m. CT.

Thank you for being a State Farm customer. We appreciate your business!

Sincerely,

Lisa E. Stewart

Vice President – Life/Health & Investment Planning Services

Neither State Farm nor its agents provide tax or legal advice.

Securities, insurance and annuity products are not FDIC insured, are not bank guaranteed and are subject to investment risk, including possible loss of principal. Before investing, consider the funds’ investment objectives, risks, charges and expenses. Contact State Farm VP Management Corp (800-447-4930) for a prospectus or summary prospectus containing this and other information. Read it carefully. AP2018/08/0937

Ascensus provides recordkeeping and administrative services for retirement plans offered by State Farm Investment Management Corp. BlackRock mutual funds are distributed by BlackRock Investments, LLC (together with its affiliates, “BlackRock”). State Farm VP Management Corp. and its affiliates are not affiliated with BlackRock.

The BlackRock mutual funds acquiring the State Farm mutual funds will file with the U.S. Securities and Exchange Commission (SEC) a combined prospectus/proxy statement (Form N-14), which will be distributed to investors and which will describe the terms of the proposed fund mergers. You are urged to read the Form N-14 carefully when it is effective and available because it will contain important information. Materials filed with the SEC can be reviewed and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549 or downloaded from the SEC’s website at www.sec.gov. The combined prospectus/proxy statement when effective also will be available for free by contacting State Farm Investment Management Corp. at 800-447-4930.

Plan Investment Options

CURRENT – State Farm mutual funds	MERGED (NOV. 19, 2018) – BlackRock mutual funds
Share class: A, B, Legacy B, Institutional	Share class: A, P, Institutional

Equity	Advantage Large Cap Core

Small/Mid Cap Equity	Advantage Small Cap Core

International Equity	Advantage International

S&P 500 Index	iShares S&P 500 Index

Small Cap Index	iShares Russell 2000 Small-Cap Index

International Index	iShares MSCI EAFE International Index

Equity & Bond	60/40 Target Allocation

Bond	CoreAlpha Bond

Money Market	Summit Cash Reserves

LifePath® Retirement	LifePath® Index Retirement

LifePath 2020®	LifePath® Index 2020

LifePath 2030®	LifePath® Index 2030

LifePath 2040®	LifePath® Index 2040

LifePath 2050®	LifePath® Index 2050

16 ADDITIONAL BLACKROCK FUND OFFERINGS (November 19, 2018) Share class: A, P, Institutional

Mid-Cap Growth Equity	LifePath® Index 2025

Large Cap Focus Growth	LifePath® Index 2035

Equity Dividend	LifePath® Index 2045

Emerging Markets	LifePath® Index 2055

20/80 Target Allocation	LifePath® Index 2060

40/60 Target Allocation	Strategic Global Bond

80/20 Target Allocation	Low Duration Bond

Global Allocation	iShares US Aggregate Bond Index

Investors should carefully consider investment objectives, risks, charges and expenses. This and other important information is contained in the fund prospectuses and summary prospectuses which can be obtained by visiting the prospectus page on statefarm.com® (www.statefarm.com/IPS/prospectus). Read it carefully.

State Farm VP Management Corp. One State Farm Plaza, B-2 Bloomington, IL 61710-0001

State Farm VP Management Corp.

August 24, 2018

Dear Customer,

In June, we promised you more information about our plans to transfer education savings accounts (ESA) and medical savings accounts (MSA) to BlackRock® in mid-November.

We’re making this transfer because the RBC Correspondent Services* (RBC) brokerage platform to which we’re moving State Farm® accounts in mid-November, does not support ESAs or MSAs. As a result, we’ve arranged to transfer those accounts to BlackRock. With this change, effective November 16, State Farm Bank® will resign as custodian of your current account(s) and BlackRock’s custodian, BNY Mellon Investment Servicing Trust Company, will be appointed as the new custodian.

What this means for you

With this transfer, your ESA or MSA will become a BlackRock account(s).

•

Unlike accounts that move to the RBC platform, directly held accounts at BlackRock cannot be serviced by a State Farm agent. Starting November 19, you will self-service your account(s) through BlackRock.

•	BlackRock’s platform does not allow for customers to make contributions or exchanges within ESAs or MSAs. After the transfer, you’ll only be able to make redemptions.

If you do not want your account(s) to move to BlackRock:

•

You may transfer or roll over your account(s) to another custodian. To allow time to complete the transfer or rollover, you should initiate that process with the other custodian as soon as possible. There may be certain timing and eligibility requirements on a rollover.

¡

For ESAs, you may roll over your account(s) to the State Farm 529 Savings Plan, a program that allows you to save for qualified higher education expenses. To learn more, contact your State Farm registered agent, who is now able to offer and service those plan accounts.

•

Before November 16, you may close your account(s). Notify us and we’ll redeem your shares and return the cash value to you. You may have to pay additional taxes for distributions not used for qualified expenses.

•

State Farm Bank® offers other savings products (not mutual funds) to help pay for education and medical expenses. If you’re interested in learning more about these options, call 877-734-2265 or go online at statefarm.com®.

•	In considering whether to close, transfer or roll over your account(s), consult with your tax advisor.

Please review the materials in this packet. Included are:

•	A Q&A with details about the transfer of accounts to BlackRock and more information on your options.
•	A letter from State Farm Bank, resigning as custodian of your account(s) effective November 16.

Questions? Please review the enclosed documents, or contact one of our customer care representatives at 800-447-4930, Monday through Friday from 8 a.m. to 5 p.m. CT.

Sincerely,

Lisa E. Stewart

Vice President – Life/Health & Investment Planning Services

*RBC Correspondent Services is a division of RBC Capital Markets, LLC.

Neither State Farm nor its agents provide tax or legal advice. Before investing, consider the funds’ investment objectives, risks, charges and expenses. Contact State Farm VP Management Corp (800-447-4930) for a prospectus or summary prospectus containing this and other information. Read it carefully. AP2018/07/0854. Securities, insurance and annuity products are not FDIC insured, are not bank guaranteed, and are subject to investment risk, including possible loss of principal. State Farm VP Management Corp. is a separate entity from those State Farm entities which provide banking and insurance products. Prior to rolling over assets, it’s important that customers understand their options and do a full comparison on the differences in the guarantees and protections offered by each respective type of account as well as the differences in liquidity/loans, types of investments, fees, and any potential penalties.

BlackRock mutual funds are distributed by BlackRock Investments, LLC (together with its affiliates, “BlackRock”). State Farm VP Management Corp. and its affiliates are not affiliated with BlackRock. RBC Capital Markets, LLC, is a member of NYSE/SIPC/FINRA.

The BlackRock mutual funds acquiring the State Farm mutual funds filed with the U.S. Securities and Exchange Commission (SEC) a combined prospectus/proxy statement (Form N-14), which will be distributed to investors and which describes the terms of the proposed fund mergers. You are urged to read the Form N-14 carefully because it contains important information. Materials filed with the SEC can be reviewed and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549 or downloaded from the SEC’s website at www.sec.gov. The combined prospectus/proxy statement will also be available for free by contacting State Farm Investment Management Corp. at 800-447-4930.

State Farm Bank, F.S.B., Bloomington, Illinois (“Bank”), is a Member FDIC and Equal Housing Lender. NMLS ID 139716. The other products offered by affiliate companies of State Farm Bank are not FDIC insured, not a State Farm Bank obligation or guaranteed by State Farm Bank, and may be subject to investment risk, including possible loss of principal invested. The Bank encourages any interested individual(s) to submit an application for any product(s) offered by the Bank. We also encourage you to obtain information regarding the Bank’s underwriting standards for each type of credit or service offered by visiting statefarm.com or by contacting the Bank at 877-SF4-BANK (877-734-2265). If you are deaf, hard of hearing, or do not use your voice to communicate, you may contact us via 711 or other relay services. To apply for a Bank product, you may also see your participating State Farm agent.

The State Farm 529 Savings Plan (the “Plan”), is sponsored by the State of Nebraska and administered by the Nebraska State Treasurer. The State Farm 529 Savings Plan offers a series of investment options portfolios within the Nebraska Educational Savings Plan Trust which offers other investment portfolios not affiliated with the State Farm 529 Savings Plan. The State Farm 529 Savings Plan is intended to operate as a qualified tuition program to be used only to save for qualified higher education expenses, pursuant to Section 529 of the U.S. Internal Revenue Code.

An investor should consider the Plan’s investment objectives, risks, charges and expenses before investing. The Program Disclosure Statement available at www.statefarm.com contains more information, and should be read carefully before investing.

Investors should consider before investing whether their or their beneficiary’s home state offers any state tax or other state benefits such as financial aid, scholarship funds, and protection from creditors that are only available for investments in such state’s qualified tuition program and should consult their tax advisor, attorney and/or other advisor regarding their specific legal, investment or tax situation.

Nebraska Educational Savings Plan Trust Issuer

Nebraska State Treasurer Trustee

Nebraska Investment Council Investment Oversight

First National Bank of Omaha Program Manager

State Farm VP Management Corp. Selling Dealer

First National Capital Markets, Inc. Distributor, Member FINRA, SIPC

First National Capital Markets and First National Bank of Omaha are affiliates.

Nebraska State Treasurer, Trustee

Questions & Answers

Q.	If I’m okay with my education savings account (ESA) or medical savings account (MSA) moving to BlackRock, do I need to take any action right now?
A.

No. The transfer of your account(s) will occur automatically during the weekend of November 16 through 18. In the meantime, please read through this Q&A and review the enclosed notification from State Farm Bank, resigning as custodian of your account(s) effective November 16 (with the account transfer).

In November before the transfer, BlackRock will send the ESA (or MSA) Agreement and Disclosure Statement from BNY Mellon Investment Servicing Trust Company (BNY Mellon). When BNY Mellon assumes the role as the new custodian of your BlackRock account(s) on November 16, that BNY Mellon agreement will replace your existing State Farm Mutual Funds Custodial Agreement and Disclosure Statement. Also, after the mid-November transfer, BlackRock will follow up with additional information about the transfer of your account(s) – including a welcome packet and confirmation statement.

Q.	If I don’t want my ESA or MSA to move to BlackRock, do I need to take any action right now?
A.	Yes. If you do not want your account(s) to be moved to BlackRock, before November 16:
•

You may transfer, or alternatively, roll over your account(s) to another custodian. To allow time to complete the transfer or rollover, you should initiate that process with the other custodian as soon as possible. There may be certain timing and eligibility requirements on a rollover.

¡

For ESAs, you may roll over your account(s) to the State Farm 529 Savings Plan, a program that allows you to save for qualified higher education expenses. To learn more, contact your State Farm registered agent.

•

State Farm Bank offers other savings products (not mutual funds) to help pay for education and medical expenses. If you’re interested in learning more about these options, call 877-734-2265 or go online at statefarm.com .

•	Or, you may close your account(s). Notify us and we’ll redeem your shares and return the cash value to you.
¡	Write to: State Farm Mutual Funds, P.O. Box 219548, Kansas City, MO, 64121-9548.
¡	Call us at 800-447-4930.
¡	Log in at statefarm.com .
¡	You may have to pay additional taxes for distributions not used for qualified expenses. Consult with your tax advisor.

Q.	Will I pay a sales charge or taxes if I roll over my State Farm Mutual Funds ESA to the State Farm 529 Savings Plan?
A.

No. The money you move from your State Farm Mutual Funds ESA and contribute to a State Farm 529 Savings Plan account may be treated as a non-taxable distribution. In addition, the upfront sales charge will be waived on the amount you roll over from your State Farm Mutual Funds ESA.

The State Farm 529 Savings Plan allows you to make contributions and exchanges, as well as to change beneficiaries. To learn more, contact your registered State Farm agent, who is now able to offer and service State Farm 529 Savings Plan accounts.

Q.	Will I still have an ESA or MSA with State Farm after this transfer?
A.	No. With the transfer of ESAs and MSAs to BlackRock, your account(s) will become a BlackRock account(s) invested in BlackRock mutual funds.
•	Unlike accounts that move to the RBC platform, BlackRock accounts cannot be serviced by a State Farm agent.
•	Starting November 19, you will self-service your account(s) through BlackRock.
•	BlackRock’s platform does not allow for customers to make contributions or exchanges within ESAs or MSAs. After the transfer, you’ll only be able to make redemptions.

Q.	What mutual funds will my account(s) be invested in after the transfer?
A.

Planned to occur the same weekend (November 16 through 18) as the transfer, your State Farm mutual funds will merge with corresponding BlackRock funds. At that time, through your new BlackRock account(s) you’ll be invested in a BlackRock mutual fund(s) that is similar to the State Farm mutual fund(s) you are invested in today.

For more information about the BlackRock funds you’ll be invested in:

•	Refer to the proxy materials State Farm is providing in a separate mailing. You can expect that communication to arrive soon, if it hasn’t already.
•	Alternatively, you can view the proxy material online at statefarm.com/shareholder-proxy.

After the mid-November account transfer, BlackRock will follow up with additional information, including details about your new BlackRock mutual fund(s).

Q.	Will my account service options (e.g. automatic investment plan) transfer to BlackRock?
A.

Since the BlackRock platform does not allow for contributions or exchanges within ESAs or MSAs, automatic investment plans and systematic exchange plans will not continue. However, systematic withdrawal plans and automatic dividend reinvestment plans will transfer.

Q.	Will all ESA and MSA accounts move to BlackRock?
A.	There is an exception. Shares will be redeemed and the cash value, less any applicable income tax withholding, returned to the account owner by check if:
•

The account value is less than $1,000 as of market close on September 5 (3 p.m. CT). Because of the cost of maintaining smaller accounts, State Farm put in place a $1,000 minimum, as described in the May 1 Mutual Fund Trust prospectus.

Account owners may have to pay additional taxes for distributions not used for qualified expenses. Consult with a tax advisor.

Q.	When will I receive additional communications on this change?
A.

In November before the transfer, BlackRock will send the new custodial agreement. Following the mid-November merger of State Farm mutual funds with BlackRock funds and the transfer of your account(s), BlackRock will send you a welcome packet and confirmation statement.

Q.	How is State Farm Bank resigning as the custodian of my current account, while still being able to offer me ways to save for education and medical expenses?
A.

State Farm Bank has been acting as custodian of ESAs and MSAs offered by State Farm Mutual Funds. As custodian, State Farm Bank is responsible for holding and safeguarding customers’ account assets. After November 16, State Farm Mutual Funds will no longer offer or service ESAs or MSAs. Unless customers transfer their accounts to another financial institution, State Farm Mutual Funds will transfer those accounts to BlackRock effective November 16, where the new custodian will be BNY Mellon.

However, instead of moving to a directly-held account with BlackRock, customers may choose to move their ESAs and MSAs to another financial institution. Alternatively, customers may open a similar account with State Farm Bank, which offers options in saving (not mutual funds) for education and medical expenses.